Exhibit 99.1

PINTEC Enters into Loan Agreement with Shanghai Mantu Technology Co. Ltd.

BEIJING, September 3, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that Shanghai Anquying Technology Co., Ltd. (“Shanghai Anquying”), a subsidiary of the Company’s variable interest entity, has entered into a loan agreement with Shanghai Mantu Technology Co. Ltd. (“Shanghai Mantu”) and other parties thereto, pursuant to which Shanghai Mantu has agreed to loan RMB100 million to Shanghai Anquying for a term of one year at an annual interest rate of 8%. The Company, Ganzhou Jimu Micro Finance Co., Ltd.(“Ganzhou Jimu”), a subsidiary of the Company’s variable interest entity, and Mr. Jun Dong, the Company’s director, have agreed to guarantee Shanghai Anquying’s obligations under the loan agreement. In addition, Shanghai Anquying has agreed to pledge its shares in Ganzhou Jimu as security for Shanghai Anquying’s obligations under the loan agreement. In connection with the Loan Agreement, the Company has also agreed to issue warrants to Mandra iBase Limited, exercisable within three years, to purchase up to 52,835,505 ordinary shares of the Company at an exercise price of US$0.5678 per Class A ordinary share, equal to a price per ADS of US$3.9746.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com

Jack Wang
ICR Inc.
Phone: +1-646-308-1622
E-mail: pintec@icrinc.com